ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

James M. Forbes (617) 235-4765 (617) 235-0888 james.forbes@ropesgray.com

September 4, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Monique Botkin

Re:	GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On August 13, 2014, Monique Botkin (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Elizabeth J. Reza, James M. Forbes and R. Brent Bates of Ropes & Gray LLP (“R&G”), counsel to the Registrant, regarding Post-Effective Amendment No. 15 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 17 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 15/17”).

Certain comments regarding Amendment No. 15/17 were addressed to the Staff Reviewer’s satisfaction during our conversation on August 13, 2014. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 15/17 are set forth below.

For purposes of this response letter, references to the “Funds” shall mean each series of the Trust offered by Amendment No. 15/17; references to an “Institutional Fund” shall mean the series of GMO Trust in which a particular Fund invests substantially all of its assets in reliance on Section 12(d)(1)(E) of the 1940 Act; references to the “underlying Funds” shall mean, collectively, the Institutional Funds and each series of GMO Trust in which an Institutional Fund may invest; and references to “GMO” shall mean Grantham, Mayo, Van Otterloo & Co. LLC, the investment adviser of the Funds, the Institutional Funds and the underlying Funds. Because each Fund holds

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shares of a single Institutional Fund, each Fund is a “Feeder Fund” and each Institutional Fund is a “Master Fund,” in each case as defined in General Instruction A to Form N-1A.

Prospectus

Investment Objective

1. With respect to Benchmark-Free Allocation Series Fund, please explain in plain English in the description of the Fund’s principal investment strategies in the Prospectus what it means for the Fund to seek positive total return, not “relative” return.

Response: The Fund’s investment objective of positive total return, not “relative” return, indicates that the Fund seeks total return that is not evaluated relative to any securities index or securities benchmark. The Registrant notes that the description of the Fund’s principal investment strategies in the Prospectus explains that the Fund seeks annualized excess returns of 5% (net of fees) above the Consumer Price Index and that GMO does not manage the Fund to, or control the Fund’s risk relative to, any securities index or securities benchmark.

2. With respect to each Fund’s investment objective that contains the term “total return,” please confirm that the Prospectus explains that the term indicates an objective of obtaining both capital appreciation and income.

Response: The Registrant confirms that total return includes both capital appreciation and income. A statement to that effect is located in the Prospectus under “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Certain Definitions.”

Fees and Expenses

3. Please consider revising the presentation of the “Shareholder fees” and “Annual Fund operating expenses” tables for each Fund, as applicable, by (1) deleting the “Fees paid by the Fund” column of the “Shareholder fees” table and reflecting these amounts in the “acquired fund fees and expenses” or “other expenses” line items, as appropriate, of the “Annual Fund operating expenses” table and (2) adding a caption the “Fees paid directly from your investment” in a parenthetical following the header to the “Shareholder fees” table, in each case in accordance with the requirements of Item 3 of Form N-1A. In addition, please consider whether the amounts shown under the caption “Purchase premium” and “redemption fee” are more appropriately characterized as underlying Fund expenses included in the “acquired fund fees and expenses” or “other expenses” line items, as appropriate, of the “Annual Fund operating expenses” table.

Response: The Registrant believes that the “Annual Fund operating expenses” table is presented in accordance with the requirements of Form N-1A, including the requirement in General Instruction C.1.(a) to make a prospectus “as simple and direct as reasonably possible” and the other principles expressed in General Instruction C.1. The Registrant notes that each Fund is a “Feeder Fund” that holds shares of a single “Master Fund” (its Institutional Fund), each as defined in General Instruction A to Form N-1A. The Registrant notes that, pursuant to Instruction 1.(d)(i) to Item 3 of

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Form N-1A, expenses of a Feeder Fund and its Master Fund should be presented on an aggregated basis in a single table. While the Registrant presents Annual Fund operating expenses on an aggregated basis for each Fund and its Institutional Fund, in the case of purchase premiums and redemption fees, it is critical to distinguish between fees paid directly from an investor’s investment and those paid by a Fund to its corresponding Institutional Fund. While an investor in the Fund does not bear any purchase premiums or redemption fees directly, the investor will bear its pro rata share of any purchase premiums and redemption fees paid by the Fund to its Institutional Fund (typically only a small fraction of the stated “Fees paid by the Fund” amounts, and potentially 0.00% if there is offsetting purchase/sale activity at the Institutional Fund). While an investor would never bear the full amount of purchase premium or redemption fee, except where the investor was either providing the initial seed capital for a Fund or withdrawing 100% of a Fund’s remaining assets, the Registrant believes it is helpful to provide investors with transparency as to the full extent of the potential shareholder fees to be borne by the Fund. As noted in the Prospectus, purchase premiums and redemption fees are retained by the underlying Institutional Fund to help offset estimated portfolio transactions and other related costs; unlike sales loads or management fees, they are not paid to third parties.

4. Please consider deleting the footnote to each Fund’s “Annual Fund operating expenses” table that states that the information in the table reflects the expenses of both the Fund and its Institutional Fund.

Response: The Registrant notes that each Fund is a “Feeder Fund” that holds shares of a single “Master Fund” (its Institutional Fund), each as defined in General Instruction A to Form N-1A. The Registrant notes that the referenced footnote to each Fund’s “Annual Fund operating expenses” table is consistent with Instruction 1.(d)(i) to Item 3 of Form N-1A, which requires a footnote stating that the “Annual Fund operating expenses” table reflects the expenses of both the Feeder Fund and the Master Fund.

5. Please confirm that acquired fund fees and expenses are presented in each Fund’s “Annual Fund operating expenses” table in accordance with Item 3 of Form N-1A and include all expenses arising from a Fund’s investments in other investment companies (except to the extent acquired fund fees and expenses do not exceed one basis point of the Fund’s average net assets and are thus included in “other expenses”).

Response: The Registrant confirms that acquired fund fees and expenses are presented in each Fund’s “Annual Fund operating expenses” table in accordance with Item 3 of Form N-1A. The amounts shown under the acquired fund fees and expenses caption that appears in the “Annual Fund operating expenses” table for certain Funds reflect the expenses arising from the investments of the underlying Institutional Fund in any underlying Funds (to the extent such expenses exceed one basis point; if such expenses do not exceed one basis point, they appear under “other expenses”). Consistent with Instruction 1.(d)(i) of Item 3 of Form N-1A, the expenses of an Institutional Fund (a “Master Fund” as defined in General Instruction A of Form N-1A) are presented on an aggregate basis with the expenses of the related Fund (a “Feeder Fund” as defined in General Instruction A of Form N-1A).

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6. Please confirm that any expected fees or imputed expenses resulting from short sales are appropriately reflected in a Fund’s “Annual Fund operating expenses” table.

Response: The Registrant hereby confirms that this is the case.

7. Please explain to whom the administration fees described in the footnotes to each Fund’s “Annual Fund operating expenses” table are paid.

Response: The requested change has been made.

8. The footnotes to each Fund’s “Annual Fund operating expense” table state that “other expenses” include administration fees. In the section “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Fee and Expense Information—Annual Fund Operating Expenses—Other Expenses and Acquired Fund Fees and Expenses” it states that “other expenses” include “certain other fees and expenses (e.g., state registration fees).” Please consider revising both descriptions to describe more specifically what other types of expenses are included in “other expenses.”

Response: As stated in the Prospectus under “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Fee and Expense Information—Annual Fund Operating Expenses—Other Expenses and Acquired Fund Fees and Expenses,” the amounts listed under “other expenses” in the “Annual Fund operating expenses” table for each Fund generally include an administration fee and certain other fees and expenses (e.g., state registration fees) associated with an investment in a Fund and its corresponding Institutional Fund. The Registrant notes that Item 3 of Form N-1A does not require a description of the components of “other expenses” to be included in a footnote to a Fund’s “Annual Fund operating expenses” table or otherwise. The Registrant further notes that because the administration fee is paid to GMO, it is described as a component of “other expenses” in a footnote to the “Annual Fund operating expenses” in accordance with Instruction 3.(a) to Item 3 of Form N-1A.

9. Please confirm supplementally whether the expense reimbursement described in the footnotes to each Fund’s “Annual Fund operating expenses” table will include reimbursement for any Fund expenses other than state registration fees.

Response: The Registrant confirms that the expense reimbursement described in the footnotes to each Fund’s “Annual Fund operating expenses” table applies only with respect to state registration fees borne by the Fund.

10. Please confirm supplementally whether the expense reimbursement referenced in each Fund’s “Annual Fund operating expenses” table will continue for at least one year from the date of the Prospectus.

Response: The Registrant confirms that each Fund’s expense reimbursement will continue for at least one year from the date of the Prospectus. The Registrant notes that the last sentence in footnote 1 to the “Annual Fund operating expenses” table states: “This reimbursement and waiver

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will continue through at least August 31, 2015 and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.”

Example

11. Please consider deleting the footnote to each Fund’s “Example” table relating to the application of the Fund’s expense reimbursement in light of the fact that the application of the expense reimbursement is already described in the lead-in disclosure prior to the table.

Response: The requested change has been made.

Portfolio Turnover

12. Please confirm that each Fund’s portfolio turnover is provided in accordance with the requirements of Instruction 5 to Item 3 of Form N-1A, including that the portfolio turnover is provided for such shorter period as the Fund has been in operation if the Fund has been in operation for less than a full fiscal year.

Response: The Registrant confirms that, in accordance with the requirements of Instruction 5 to Item 3 of Form N-1A, portfolio turnover information is provided for each Fund that commenced operations prior to the Registrant’s most recent fiscal year end on April 30, 2014.

Principal Investment Strategies

13. The description of each Fund’s principal investment strategies in the Prospectus states that references to the Fund may refer to actions undertaken by the Fund or its Institutional Fund. Please explain what is meant by “actions undertaken” in this context.

Response: The phrase “actions undertaken” is intended to include any action described in a Fund’s principal investment strategies that the Fund or its Institutional Fund may take in the pursuit of their investment objective. The relevant sentence has been revised to clarify that references to the Fund in the principal investment strategies may also refer to its Institutional Fund and that references to actions undertaken or investments held by the Fund may also refer to actions taken or investments held by its Institutional Fund.

14. If a Fund may write credit default swaps, please confirm supplementally or disclose in the Registration Statement that, for purposes of Section 18 of the 1940 Act, the Fund determines its segregation obligations based on the notional value of the credit default swaps.

Response: As disclosed in the description of each Fund’s principal investment strategies in the Prospectus, references to a Fund may refer to actions undertaken by the Fund or its corresponding Institutional Fund. While certain Institutional Funds may write credit default swaps, none of the Funds may do so.

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15. To the extent a Fund invests in total return swaps, please consider disclosing in the Prospectus or Statement of Additional Information. Please also be advised that the Staff may develop further guidance in this area, which could affect a Fund’s future operations.

Response: The Registrant notes that the section “Descriptions and Risks of Fund Investments—Swap Contracts and Other Two-Party Contracts—Swap Contracts” in the Statement of Additional Information states that the Funds may directly or indirectly use various different types of swaps, including total return swaps. The Registrant notes that the Funds do not invest in total return swaps directly, although they may gain exposure to total return swaps through their investments in underlying Funds.

The Registrant acknowledges that the SEC or the Staff may develop further guidance in this area, which could affect many funds’ (including the Funds’) future operations.

16. Where investments in derivatives are referenced in the description of a Fund’s principal investment strategies in the Prospectus, please consider providing additional detail about the types of derivatives (including swap contracts, if applicable) in which the Fund may invest.

Response: The Funds do not intend to invest directly in derivatives. As noted in the Prospectus under “Description of Principal Risks—Derivatives Risk,” the Funds may invest, through their investment in underlying Funds, in various types of derivatives, including futures, foreign currency contracts, swap contracts, reverse repurchase agreements, and over-the-counter contracts. In addition, the Funds’ Statement of Additional Information contains a description of the various types and uses of derivatives identified in the Funds’ investment strategies. The Registrant believes the existing disclosure adequately describes the types of derivatives in which the underlying Funds may invest in light of the extent to which GMO expects the underlying Funds to invest in derivatives.

17. Where referenced in the description of a Fund’s principal investment strategies and principal risks in the Prospectus, please add disclosure to the effect that “below investment grade securities” are also referred to as “junk bonds.”

Response: The requested change has been made.

18. Where referenced in the description of a Fund’s principal investment strategies in the Prospectus, please consider clarifying that “estimated interest rate duration” is a measure of time rather than a measure of volatility. Please also consider providing an example illustrating how estimated interest rate duration is determined.

Response: The Registrant notes that the section “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Fixed Income Series Funds—Duration” in the Prospectus explains that duration refers to the weighted measure of interest rate sensitivity of a fixed income security and provides an illustrative example of how duration varies with changes in interest rates. This section also notes that GMO estimates duration by aggregating the durations of a Fund’s direct and indirect individual holdings and weighting each holding based on market value.

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19. Where referenced in the description of a Fund’s principal investment strategies in the Prospectus, please clarify the meaning of “direct credit investments.”

Response: The Registrant notes that “direct credit investments” are intended to be stated in contrast to “indirect credit investments,” which are referenced in the same sentence of the description of the relevant Funds’ principal investment strategies in the Prospectus. Indirect credit investments are described as investments in asset-backed, government and emerging country debt markets made through an Institutional Fund’s investment in underlying Funds. By contrast, a direct credit investment is an investment in asset-backed, government and emerging country debt markets made directly by an Institutional Fund.

20. Where referenced in the description of a Fund’s principal investment strategies in the Prospectus, please explain what it means that a Fund’s use of derivatives and exchange-traded funds to attempt to reduce investment exposures may result in a reduction below zero.

Response: The statement that a Fund’s use of derivatives and exchange-traded funds to attempt to reduce investment exposures may result in a reduction below zero reflects the possibility that the use of derivatives may put the Fund in the equivalent of a short position in respect of a particular investment exposure.

21. Where the description of a Fund’s principal investment strategies in the Prospectus references investments in emerging countries, please confirm whether the Funds’ investments in emerging countries may include investments in “frontier countries.” To the extent a Fund may invest in “frontier countries,” please explain how the Fund selects investments in these countries.

Response: As noted above, each Fund invests only in its Institutional Fund. As described in the Prospectus, the Institutional Funds (other than the Institutional Fund of each of GMO Emerging Countries Fund and GMO Emerging Country Debt Fund) generally consider “emerging countries” to include all of the world’s less developed countries; the Institutional Fund of GMO Emerging Countries Series Fund considers “emerging countries” to include all countries that are not treated as “developed market countries” in the MSCI World Index or MSCI EAFE Index; and the Institutional Fund of GMO Emerging Country Debt Series Fund considers “emerging countries” to be those countries included in the J.P. Morgan EMBI Global, as well as other countries with similar national domestic product characteristics. In each case, the definition of “emerging countries” used by an Institutional Fund may include both “frontier countries” and other emerging countries. Accordingly, each Institutional Fund that may invest in emerging countries may invest in “frontier countries,” and each Fund that invests in such an Institutional Fund may invest indirectly in “frontier countries.” The Registrant notes that GMO follows the same process with respect to selecting investments in frontier countries as it follows with respect to selecting investments in emerging markets.

22. Where the description of a Fund’s principal investment strategies in the Prospectus references investments in income trusts, please explain the nature of these investments.

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Response: As noted in the Statement of Additional Information, income trusts are investment trusts that hold income-producing assets and distribute income generated by such assets to the “unitholders” of the trust, which are entitled to participate in the trust’s income and capital as its beneficiaries. Income trusts are described in detail in the Statement of Additional Information under “Description and Risks of Fund Investments—Income Trusts.”

23. For GMO Benchmark-Free Allocation Series Fund, please add additional disclosure to the effect that the Fund may invest in securities without regard to credit rating.

Response: The requested change has been made.

24. The description of GMO Emerging Countries Series Fund’s principal investment strategies in the Prospectus states that GMO expects the Fund to have a value bias relative to its benchmark. Please explain what is meant by “value bias.”

Response: The statement that the Fund expects to have a “value bias” relative to its benchmark is meant to reflect that the Fund is more likely to invest in companies with “value” characteristics than is its benchmark, the S&P/IFCI Composite Index, which is an independently maintained index of emerging markets stocks.

25. The description of GMO Quality Series Fund’s principal investment strategies in the Prospectus states that GMO seeks to achieve the Fund’s investment objective by investing the Fund’s portfolio primarily in equities that GMO believes to be of high quality. Please explain the factors GMO considers in assessing whether an investment is of “high quality.”

Response: As stated in the description of the Fund’s principal investment strategies in the Prospectus, GMO may consider several factors in assessing a company’s quality, including, in particular, profitability, profit stability, and leverage.

Principal Risks of Investing in the Fund

26. Please confirm that the Registrant has reviewed and incorporated into its derivatives disclosure the observations of the SEC Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Registrant believes that disclosure in the Registrant’s Prospectus, and Statement of Additional Information, sufficiently explains the types of derivatives in which each Fund may invest, the specific purpose for using such derivatives, the extent to which such derivatives will be used and the risks associated with such derivatives, in accordance with the ICI Letter. The Registrant notes that it considers its derivatives disclosures during each annual update and considers the ICI letter as part of that process. The Registrant further notes that, consistent with the ICI Letter, the Registrant’s financial statements include disclosure as to how the Funds utilized derivatives during the relevant reporting period.

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27. For each Fund that invests in emerging countries, please consider whether the risks of investing in emerging countries should be described in a standalone principal risk.

Response: The “Non-U.S. Investment Risk” included for each Fund that invests in emerging countries notes the increased risks associated with investments in companies tied economically to emerging countries and that emerging country economies tend to be more volatile. The Registrant does not believe that it is necessary for the risks of investing in emerging countries to be described in a standalone risk.

28. For each Fund that includes “Commodities Risk” as a principal risk of the Fund, please consider adding disclosure to the description of the Fund’s principal investment strategies in the Prospectus regarding the Fund’s investments in commodities.

Response: For each Fund that includes “Commodities Risk” as a principal risk of the Fund, the description of the Fund’s principal investment strategies in the Prospectus states that the Fund is permitted to invest in any asset class, including commodities.

29. Where a Fund’s principal risks states that some of the Fund’s underlying Funds are non-diversified investment companies under the 1940 Act, please consider clarifying whether the statement that “a decline in the market price of a particular security held by those underlying Funds may affect their performance more than if they were diversified investment companies” refers to the performance of the underlying Funds. (Emphasis added.)

Response: The requested change has been made.

Performance

30. Please confirm supplementally that the predecessor fund performance data in each Fund’s “Average Annual Total Returns” table has been prepared in accordance with the requirements of Form N-1A and reflects performance adjustments consistent with the Staff’s guidance in MassMutual Institutional Funds, SEC No-Action Letter (publicly available September 28, 1995).

Response: The Registrant hereby confirms that this is the case.

31. For each Fund that shows a purchase premium and redemption fee in the “Shareholder fees” table and that has commenced operations, please explain supplementally why the introduction to the “Performance” section states that the effect of purchase premiums and redemption fees paid by a Fund to the Institutional Fund are not reflected in the performance data for periods prior to the Funds’ commencement of operations.

Response: Investors in the Fund do not pay a purchase premium or redemption fee, so there is no requirement for the Fund’s performance information in the “Average Annual Total Returns” table to reflect the effect of any purchase premium or redemption fee. The Fund, however, as an investor in the Institutional Fund, pays a purchase premium and redemption fee in connection with its purchases of/redemptions from the Institutional Fund. Once the Fund commences operations, the

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effects of those purchase premiums/redemption fees paid by the Fund are reflected in the Fund’s performance. For periods prior to the time the Fund commences operations, however, the performance presented is the performance of the Institutional Fund (adjusted to reflect the effect of the higher fees of the Feeder Fund). The noted sentence is intended to clarify that the purchase premium/redemption fee expenses that may be borne by the Fund when it invests in the Institutional Fund are not reflected in the Institutional Fund’s performance information presented for periods prior to the Fund’s commencement of operations. The further Registrant notes that it is not practicable to estimate the effect of purchase premiums or redemption fees on performance for periods prior to a Fund’s commencement of operations, as the amount of such fees, if any, depends on the volume, amount and timing of shareholder purchase and redemption activity.

32. Please use bold font for the sentence in the “Performance” section that states that the performance shown for periods prior to the Fund’s inception is that of its Institutional Fund.

Response: The requested change has been made.

33. Please explain why each Fund shows the average annual total returns of its predecessor fund since inception where the predecessor fund has more than ten years of performance history.

Response: The Registrant notes that Item 4(b)(2)(iii) of Form N-1A requires that a Fund’s average annual total return be included for the 1-, 5-, and 10-calendar year periods ending on the date of the most recently completed calendar year and permits a Fund that has been in existence for more than 10 years to also include average annual total returns for the life of the Fund. Although it is not required to do so, the Registrant includes average annual total return for the life-of-fund period because it believes this information is beneficial to investors.

34. For each Fund with an “Average Annual Total Returns” table that shows performance compared to a MSCI index, please explain why the performance of the MSCI index is calculated net of withholding tax on dividend reinvestments.

Response: The Registrant notes that MSCI calculates its indices both gross and net of withholding tax and that each Fund that uses a MSCI index as a benchmark or comparative index has elected to use the version of the MSCI index calculated on a net basis because the Registrant believes that it more closely approximates a return that an investor could expect to receive by reflecting the withholding taxes than an investor would generally incur. Because the gross and net versions of each MSCI index are otherwise indistinguishable by name, the Prospectus includes parenthetical disclosure following the name of the index in the “Average Annual Total Returns” table to indicate that the table includes information for the version of the index calculated net of withholding taxes.

35. For GMO Benchmark-Free Allocation Series Fund, please explain why the Barclays U.S. Treasury Inflation Notes: 1-10 Year Index and the Consumer Price Index are appropriate comparative indices for the Fund.

Response: The Registrant believes that the Barclays U.S. Treasury Inflation Notes: 1-10 Year Index and the Consumer Price Index are appropriate comparative indices for the Fund and conform

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to all relevant disclosure requirements. The Registrant notes that the Fund seeks positive total real return of 5%, with the rate of inflation approximated by the Consumer Price Index, over a complete market cycle. The Registrant believes that the Barclays U.S. Treasury Inflation Notes: 1-10 Year Index is an appropriate broad-based securities market index because it allows investors to compare the Fund’s returns against an approximation of an inflation-protected, riskless return of an investment with an average maturity roughly equal to a market cycle. The Registrant believes that the Consumer Price Index is an appropriate comparative index for the Fund because it represents the approximation of inflation that the Fund uses to estimate the total return necessary to achieve a 5% real return. While the Consumer Price Index is not a securities index, the Registrant notes that Instruction 6 to Item 27(b)(7) of Form N-1A expressly permits a Fund to compare its performance against a non-securities index (including the Consumer Price Index) so long as the comparison is not misleading.

Management of the Fund

36. For each Fund that has commenced operations, please consider stating the year that each portfolio manager began his or her management of a Fund.

Response: The requested change has been made.

Tax Information

37. Please consider removing the last sentence in the section “Tax information” in each Fund’s summary, which is not required by Item 7 of Form N-1A.

Response: The requested change has been made.

Additional Information About the Funds’ Investment Strategies, Risks, and Expenses

38. Please consider revising the discussion of temporary defensive positions to explain that temporary defensive positions are positions “that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions” to be consistent with Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The requested change has been made.

Description of Principal Risks

39. For “Non-U.S. Investment Risk,” please consider adding a sub-heading to identify the discussion of the potential need to obtain a license to invest in certain non-U.S. jurisdictions.

Response: The Registrant notes that, while the Prospectus does include sub-headings for some risk descriptions, it does so primarily for risks that are of significant length and it does not believe that it is necessary to include sub-headings within “Non-U.S. Investment Risk.”

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Name Policies

40. For each Fund that has adopted an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (each, a “Name Policy”), with respect to the Fund’s investments in derivatives, please explain supplementally how the Fund values the derivatives for purposes of determining whether the Fund complies with its Name Policy.

Response: As noted in the 35d-1 Adopting Release, Rule 35d-1 “permit[s] an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Consistent with this statement and the general purposes of Rule 35d-1 under the 1940 Act, the Registrant will use either a derivative contract’s notional value or market value, depending on which value the Registrant believes best reflects the economic characteristics of investment exposure provided by the derivative contract.1 For example, for a Fund with the word “bond” in its name, the Registrant would typically use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Name Policy. This is because the Fund would expect that the potential performance impact of holding a long position in a bond futures contract would be tied to the contract’s notional value, rather than its market value.

41. For each Fund that uses the terms “global” or “international” in its name, please describe how the Fund will invest in countries throughout the world.

Response: The Registrant notes that, as stated under “Name Policies” in the Prospectus, Funds that include “global” or “international” in the Fund’s name have not adopted formal name policies with respect to that term, but typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act.2

42. For each Fund with a Name Policy, please consider disclosing in the description of the Fund’s principal investment strategies in the Prospectus how the Fund determines whether an investment is “tied economically” to a particular country or region for purposes of the Fund’s Name Policy.

Response: As noted in the Prospectus under “Name Policies,” an investment is “tied economically” to a particular country or region if, at the time of purchase, it is (i) in an issuer that is organized under the laws of that country or of a country within that region or in an issuer that maintains its

[1]	Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the “Rule 35d-1 Adopting Release”) (the SEC stating that “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)
[2]

See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”).

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principal place of business in that country or region; (ii) traded principally in that country or region; or (iii) in an issuer that derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in that country or region, or has at least 50% of its assets in that country or region.

43. For Funds with a Name Policy requiring investments in emerging countries, please consider disclosing how the Fund determines which countries are considered to be “emerging countries.”

Response: For each Fund with a Name Policy requiring investments in emerging countries, the description of the Fund’s principal investment strategies in the Prospectus describes the manner in which the Fund determines whether a particular country is considered an “emerging country” for purposes of its Name Policy. As noted in the Prospectus, GMO Emerging Countries Series Fund considers “emerging countries” to include all countries that are not treated as “developed market countries” in the MSCI World Index or MSCI EAFE Index. GMO Emerging Country Debt Series Fund considers “emerging countries” to be those countries included in the J.P. Morgan EMBI Global, the Fund’s benchmark, as well as other countries with similar national domestic product characteristics.

Statement of Additional Information

Description of Risks of Fund Investments

44. Please consider updating the sub-section “Special Risks of Investing in Russian Securities” to reflect recent developments related to the imposition of sanctions.

Response: The requested change has been made.

*        *        *         *        *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Meta David, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth R. Reza, Esq., Ropes & Gray LLP